UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

     (Check One): [ X ] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
                                 [ ] Form N-SAR


                       For Period Ended: December 31, 2001

[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates: Form 10-K Items 6, 7, 8 and 14 (Selected Financial Data; Management's Discussion and Analysis of Financial Condition and Results of Operations; Consolidated Financial Statements and Supplementary Data; and Financial Statement Schedule)



                         Part I. Registrant Information

Full name of registrant:          Be Incorporated
Former name if applicable:        N/A
Address of principal executive
office (Street and number):       655 West Evelyn Avenue, Suite 6
City, State and Zip Code:         Mountain View, California  94041

                        Part II. Rule 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               Part III. Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On March 15, 2002, Be Incorporated ("Be" or the "Company") filed a Certificate of Dissolution with the Secretary of State of Delaware pursuant to
Section 275 of the Delaware General Corporation Law, closed its transfer books and voluntarily delisted its common stock from the Nasdaq National Market System. A press release announcing the planned filing of the Certificate of Dissolution and voluntary delisting was issued on March 4, 2002. The Company filed a Current Report on Form 8-K reporting the anticipated filing of a Certificate of Dissolution on March 6, 2002 and a Current Report on Form 8-K reporting the actual filing of the Certificate of Dissolution was filed with the Commission on March 28, 2002.

     In order to curtail expenses in connection with its wind-up and dissolution, the Company has sought relief from the Securities & Exchange Commission from the filing of audited financial statements with its Annual Report on Form 10-K for the fiscal year ended December 31, 2001 via a no-action letter request to the Commission dated March 5, 2002 and subsequent telephone conversations and correspondence with the Commission related to such request. Because the Company is waiting for resolution from the Commission regarding whether audited financial statements will be required to be filed with its Annual Report on Form 10-K for the fiscal year ended December 31, 2001, the Company's independent auditors have not completed an audit of Be's financial statements. As a result, the Company's Annual Report on Form 10-K filed April 1, 2002 does not contain information related to Items 6, 7, 8 and 14 (Selected Financial Data; Management's Discussion and Analysis of Financial Condition and Results of Operations; Consolidated Financial Statements and Supplementary Data; and Financial Statement Schedule) as required by the Securities and Exchange Act of 1934, as amended.

     The Company understands from the Commission that a decision is likely to be made regarding its no-action relief request shortly after the filing of the Company's Annual Report on Form 10-K and this Form 12b-25, each filed April 1, 2002. If the Commission denies the Company no-action relief from filing audited financial statements, the Company intends to file audited financial statements along with the information required by Items 6, 7, 8 and 14 of Form 10-K by filing an Amended Annual Report on Form 10-K/A as soon as practical in accordance with SEC regulations and guidelines and pursuant to any instruction from the Commission in it's response to the Company's no action request. If the Commission grants such relief, the Company intends to file unaudited financial statements along with the information required by Items 6, 7, 8 and 14 of Form 10-K no later than April 16, 2002 by filing an Amended Annual Report on Form 10-K/A.

                           Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification

  Vincent P. Pangrazio                   (650) 843-5000
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         (Name)                   (Area Code)(Telephone number)



     (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ X ] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [ X ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                 Be Incorporated
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date April 1, 2002                  By: /s/ Daniel S. Johnston
                                    Name:  Daniel S. Johnston
                                    Title:  President and General Counsel